Stomp Technique, Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 584	$ 2,400
Inventories	5,680	9,263
Other current assets	18,527	-
Total current assets	24,791	11,663
Total assets	$ 24,791	$ 11,663
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Loan from shareholders	$ 44,547	$ 23,376
Total current liabilities	44,547	23,376
Commitments and contingencies	-	-
Common stock, no par value; 1,000 shares authorized, 1,000 shares of common stock issued and outstanding	-	-
Paid-in-capital	900	-
Accumulated deficit	(20,656)	(11,713)
Total shareholders' deficit	(19,756)	(11,713)
Total liabilities and shareholders' deficit	$ 24,791	$ 11,663